UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K
☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the transition period from         to

Commission File No. 1-10308

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Cendant Corporation
Employee Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Cendant Corporation
9 West 57th Street
New York, New York 10019

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2003 and 2002	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2003	3

Notes to Financial Statements	4

SUPPLEMENTAL SCHEDULE:

Form 5500, Part IV, Schedule H, line 4i – Schedule of Assets (Held At End of Year) as of December 31, 2003	10

SIGNATURES	11

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm	12

Consent of Deloitte & Touche LLP

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustee and Participants of the
Cendant Corporation Employee Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cendant Corporation Employee Savings Plan (the “Plan”) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
New York, New York
June 28, 2004

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS:
Investments:
Cash and cash equivalents	$1,348,686	$376,408
Mutual funds	670,194,492	277,481,017
Common/collective trusts	352,411,543	186,703,015
Cendant Corporation common stock	78,169,310	38,633,914
Loans to participants	27,393,841	17,047,198

Total investments	1,129,517,872	520,241,552

Receivables:
Participant contributions	5,888,077	2,386,537
Employer contributions	3,830,287	1,536,639
Interest and dividends	101,713	99,378
Transfer in of net assets of merged plans	84,617,567	300,405,323

Total receivables	94,437,644	304,427,877

NET ASSETS AVAILABLE FOR BENEFITS	$1,223,955,516	$824,669,429

The accompanying notes are an integral part of these financial statements.

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2003

ADDITIONS TO NET ASSETS:
Net investment income:
Interest and dividends	$19,817,098
Net appreciation in fair value of investments	200,551,673

Net investment income	220,368,771

Contributions:
Participants	98,328,115
Employer	64,250,288
Rollovers	8,030,458

Total contributions	170,608,861

Net assets transferred in during the year	2,326,599
Other income, net	15,786,031

Total additions	409,090,262

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	94,299,327
Administrative expenses	122,415

Total deductions	94,421,742

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	314,668,520
NET ASSETS TO BE TRANSFERRED FROM MERGED PLANS	84,617,567
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	824,669,429

END OF YEAR	$1,223,955,516

The accompanying notes are an integral part of these financial statements.

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.   DESCRIPTION OF THE PLAN

The following description of the Cendant Corporation Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from Cendant Corporation (the “Company” or the “Plan Sponsor”), for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan established for certain eligible employees of the Company and provides Internal Revenue Code (the “IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Plan is subject to the provisions of Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company (the “Trustee”) is the Plan’s trustee.

Pursuant to certain resolutions of the Executive Committee of the Company’s Board of Directors, the Plan was amended during 2003 and 2002 to allow for existing plans of businesses acquired by the Company to be combined into the Plan.

During 2003, net assets totaling $2,326,599 associated with the Trip Network Employee Savings Plan and the Trust International 401(k) Plan were merged into the Plan.

Additionally, effective December 31, 2003, the net assets associated with the Budget Rent A Car Systems, Inc. SavingsPlus Plan, the FFD Development Company LLC 401(k) Retirement Savings Plan and the Internetwork Publishing Corporation 401(k) Profit Sharing Plan & Trust were merged into the Plan. However, the net assets associated with these plans were not received by the Trustee as of December 31, 2003. As such, net assets of approximately $84.6 million were reported as a receivable on the Statement of Net Assets Available for Benefits as of December 31, 2003, as follows:

Net Transfer
Merged Plan Name	Receivable
Budget Rent A Car Systems, Inc. SavingsPlus Plan	$83,026,657
FFD Development Company, LLC 401(k) Retirement Savings Plan	996,544
Internetwork Publishing Corporation 401(k) Profit Sharing Plan & Trust	594,366

Total	$84,617,567

Effective December 31, 2002, the net assets associated with the The Trip.com 401(k) Plan, the Trendwest Resorts, Inc. 401(k) Plan, the Equivest Finance, Inc. Retirement Savings Plan, the NRT Inc. 401(k) Retirement Savings Plan, the DeWolfe Companies Employee Retirement Plan, the Adventure Resorts Realty, Inc. 401(k) Plan, the Galileo International Savings and Investment Plan, the Sunshine Group, LTD 401(k) Plan and the St. Joe Real Estate Services 401(k) Plan were merged into the Plan. However, the net assets associated with these plans were not received by the Trustee until after

December 31, 2002. As such, net assets of approximately $300.4 million were reported as a receivable on the Statement of Net Assets Available for Benefits as of December 31, 2002, as follows:

Net Transfer
Merged Plan Name	Receivable
Trip.com 401(k) Plan	$878,525
Trendwest Resorts, Inc. 401(k) Plan	29,571,008
Equivest Finance, Inc. Retirement Savings Plan	3,361,181
NRT Inc. 401(k) Retirement Savings Plan	99,053,488
DeWolfe Companies Employee Retirement Plan	6,919,235
Adventure Resorts Realty Inc. 401(k) Plan	155,420
Galileo International Savings and Investment Plan	153,011,733
Sunshine Group, LTD 401(k) Plan	622,467
St. Joe Real Estate Services 401(k) Plan	6,832,266

Total	$300,405,323

The following is a summary of certain Plan provisions:

Eligibility – Effective January 1, 2002, each regular employee of the Company (as defined in the Plan document) shall be eligible and shall qualify to participate in the Plan on the entry date coincident with or next following the later of commencement of employment or the attainment of age eighteen.

Participant contributions – Participants may elect to make pre-tax contributions up to 16% of pre-tax annual compensation up to the statutory maximum of $12,000 for 2003. Certain eligible participants (age 50 and over) are permitted to contribute an additional $2,000 as a catch up contribution, resulting in a total pre-tax contribution of $14,000 for 2003. Participants may change their investment allocations between funds on a daily basis. Participants should refer to each fund’s prospectus for a more complete description of the risks associated with each fund.

Employer contributions – The Company makes contributions to the Plan equal to 100% of each eligible participant’s salary deferral up to 6% of such participants’ eligible compensation.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (the “IRS”) regulations.

Vesting Schedule – At any time, participants are 100% vested in their pre-tax contributions. Effective January 1, 2002, all employer contributions made on or after January 1, 2002 are fully vested. Employer contributions credited to the accounts of participants between January 1, 1998 and December 31, 2001, vest as shown in the following schedule:

Years of Service	Vested Interest
Less than 1	0%
1	34%
2	67%
3	100%

Loan provision – Participants may borrow from their fund accounts up to the lesser of $50,000 or 50% of their vested balance provided the vested balance is at least $1,000. The loans are secured by the participant’s vested account balance and bear interest at a rate equal to the prime rate plus one percent. Loan repayments are made through payroll deductions over a term not to exceed 5 years unless the proceeds of the loan are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years. Principal and interest are paid ratably through periodic payroll deductions.

Participant accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings including interest, dividends, net realized and unrealized appreciation in fair value of investments and charged with an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on participant account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Payment of benefits to participants – Participants are entitled to withdraw all or any portion of their vested accounts in accordance with the terms of the Plan and applicable law. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59  1/2 or for hardship in certain circumstances, as defined in the Plan document, before that age. A terminated participant with an account balance of more than $5,000 (excluding any rollover contributions) may elect to remain in the Plan and continue to be credited with fund earnings, or receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. A terminated participant with an account balance of $5,000 or less will automatically receive a lump-sum distribution. Amounts payable to participants who have elected to withdraw from the Plan, but did not yet receive distributions from the Plan totaled $1,077,701 at December 31, 2003 (See Note 7 – Reconciliation to Form 5500).

Forfeited accounts – Forfeited balances of participants’ non-vested accounts shall first be used to pay plan expenses, if any, and then to decrease employer contributions. As of December 31, 2003 and 2002, forfeited account balances were $827,815 and $1,362,304, respectively. In 2003, employer contributions were reduced by $1,131,116 from the utilization of forfeited non-vested accounts.

Administrative expenses – All administrative expenses of the Plan, other than costs incurred to maintain participant loan accounts, are paid by the Company.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America on the accrual basis of accounting.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Valuation of Investments and Income Recognition – The Plan’s investments in Cendant Corporation common stock, mutual funds, loans to participants and cash and cash equivalents are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Shares of registered investment companies are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Loans to participants are valued at cost, which approximates fair value. A portion of the Plan’s investments in common/collective trusts consists of a fund that invests primarily in guaranteed investment contracts with high quality insurance companies. The Plan’s investment in this fund is valued at amounts contributed, plus the Plan’s pro-rata share of interest income earned by the fund, less administrative expenses and withdrawals. The value recorded in the Plan’s financial statements for such fund was $278,289,895 and $152,782,603 at December 31, 2003 and 2002, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2003 and realized gains and losses on investments sold during the year then ended.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risks and Uncertainties – The Plan invests in various securities including mutual funds, common/collective trusts and Cendant Corporation common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect the amounts reported in the financial statements.

Benefit Payments – Benefits to participants are recorded when paid.

3.   INVESTMENTS

The following table presents investments that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2003
* Cendant Corporation Common Stock	$78,169,310
* Merrill Lynch Equity Index Trust	74,121,648
* Merrill Lynch Retirement Preservation Trust	278,289,895
Davis NY Venture Fund	61,256,839
MASS Investors Growth Stock Fund	81,691,852
PIMCO Total Return Fund	85,576,926

2002
* Merrill Lynch Retirement Preservation Trust	$152,782,603
PIMCO Total Return Fund	43,344,667

During 2003, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value, as follows:

2003
Cendant Corporation Common Stock	$44,508,942
Mutual funds	138,737,555
Common/collective trusts	17,305,176

$200,551,673

*	Permitted party-in-interest

4.   FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated October 16, 2002, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving this determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt.

5.   PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s investments are shares in funds managed by Merrill Lynch Trust Company, the trustee of the Plan. Therefore, these transactions qualify as exempt party-in-interest transactions.

At December 31, 2003 and 2002, the Plan held 3,510,072 and 3,686,442 shares, respectively, of Cendant Corporation common stock with a cost basis of $48,439,910 and $48,964,713, respectively. Cendant Corporation is the sponsoring employer of the Plan.

The Plan was a member of a class of plaintiffs in a class action securities lawsuit against the Company and certain of its affiliates in connection with the Plan’s purchases of Cendant Corporation common stock and the common stock of Cendant’s predecessor, CUC International, Inc. The Plan submitted one claim in respect of the CUC International Savings Incentive Plan (which was subsequently merged into the Plan) and another claim in respect of the Plan. In connection with an investigation of the CUC International Savings Incentive Plan’s purchases of such common stock, the Company entered into an agreement with the Department of Labor pursuant to which the Company agreed to contribute to the Plan an amount equal to its damages under such lawsuit. Accordingly, in 2002, the Company contributed approximately $2 million to the Plan, which was then allocated on a proportional basis to participants of the CUC International Savings Incentive Plan who purchased such common stock during the class period and suffered recognizable losses. In consideration for, and as a condition for the $2 million contribution to the Plan, the Plan assigned to the Company all recoveries to which the Plan is, has been, or becomes entitled. In 2003, the Plan received settlement proceeds under the class action. The Plan received (i) $16,102,723 relating to losses incurred by the Plan (recorded within other income, net on the Statement of Changes in Net Assets Available for Plan Benefits) and (ii) $459,275 relating to losses incurred by the CUC International Savings Incentive Plan (which was previously merged into the Plan). The amount under clause (ii) above was assigned to the Company in accordance with the arrangement under which the Company contributed $2 million to the Plan in 2002, discussed above.

6.   PLAN TERMINATION

Although the Company has not expressed any intention to do so, the Company reserves the right to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

7.   RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2003, to Form 5500:

Net assets available for benefits per the financial statements	$1,223,955,516
Amounts allocated to withdrawing participants	(1,077,701)

Net assets available for benefits per Form 5500	$1,222,877,815

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2003, to Form 5500:

Benefits paid to participants per the financial statements	$94,299,327
Add: Amounts allocated to withdrawing participants at December 31, 2003	1,077,701

Benefits paid to participants per Form 5500	$95,377,028

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2003, but not yet paid as of that date.

8.   SUBSEQUENT EVENT

In connection with the settlement discussed in Note 5 – Party-In-Interest Transactions, the Plan received additional proceeds of approximately $1.7 million in March 2004. This amount was withheld from the Plan by the class action settlement claims administrator in order to address certain contingencies that existed as of December 31, 2003, including additional administrative expenses, interest and the resolution of disputed claims, and will be recognized in the Plan’s Statement of Changes in Net Assets Available for Plan Benefits during the year ended December 31, 2004.

******

Plan Number: 002
EIN: 06-0918165

CENDANT CORPORATION EMPLOYEE SAVINGS PLAN

FORM 5500, PART IV, SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR) AS OF DECEMBER 31, 2003

		Number of
		Shares, Units
Identity of Issue	Description	or Par Value	Cost***	Current Value
* Cendant Corporation Common Stock	Common stock	3,510,072		$78,169,310
* Merrill Lynch Equity Index Trust	Common/collective trust	922,140		74,121,648
* Merrill Lynch Retirement Preservation Trust	Common/collective trust	278,289,895		278,289,895
Davis NY Venture Fund	Mutual fund	2,225,903		61,256,839
ING International Value Fund	Mutual fund	2,697,309		40,484,360
Lord Abbett Bond Debenture	Mutual fund	804,924		6,576,223
MASS Investors Growth Stock Fund	Mutual fund	7,216,595		81,691,852
MFS Value Fund	Mutual fund	1,454,322		29,580,910
MFS Mid-Cap Growth Fund	Mutual fund	5,005,479		39,092,793
MFS New Discovery Fund	Mutual fund	531,796		8,163,069
Oppenheimer Capital	Mutual fund	1,495,514		57,906,308
Oppenheimer International Growth Fund	Mutual fund	1,073,608		17,736,010
Oppenheimer Developing Markets Fund	Mutual fund	638,691		13,163,415
Oppenheimer Quest Balanced Value Fund	Mutual fund	1,187,961		19,446,926
PIMCO PEA Renaissance Fund	Mutual fund	2,434,501		56,090,913
PIMCO Total Return Fund	Mutual fund	7,990,376		85,576,926
PIMCO CCM Capital Appreciation Fund	Mutual fund	2,396,504		38,032,521
The Oakmark Equity and Income Fund	Mutual fund	2,013,483		44,236,226
State Street Aurora Fund	Mutual fund	1,500,846		57,947,667
State Street Reserve Aurora Fund	Mutual fund	185,066		6,669,792
Victory Real Estate Investment Fund	Mutual fund	418,003		6,541,742
Loans to participants **				27,393,841
Cash and cash equivalents				1,348,686

Total				$1,129,517,872

*	Represents a permitted party-in-interest (refer to Note 5).

**	Interest rates range from 5.0% to 11.5%.

***	Cost information is not required for participant-directed investments.

******

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cendant Corporation Employee Savings Plan

	BY:	/s/ Terence P. Conley
Terence P. Conley
Executive Vice President,
Human Resources and Corporate Services
Cendant Corporation

Date: June 28, 2004